Exhibit 12.1

AMERIGROUP Corporation

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$309,846	$437,171	$201,419	$(2,256)	$179,894
Add: fixed charges	27,454	22,569	24,414	30,439	27,287

Total earnings	$337,300	$459,740	$225,833	$28,183	$207,181

Fixed charges:
Interest expensed	$20,550	$16,011	$16,266	$20,514	$18,962
Amortization of debt issuance cost	1,315	1,315	2,444	4,313	3,410
Interest component of rental payments (1)	5,589	5,243	5,704	5,612	4,915

Total fixed charges	$27,454	$22,569	$24,414	$30,439	$27,287

Ratio of earnings to fixed charges	12.3	20.4	9.3	0.9	7.6

Total additional earnings required to achieve 1:1 coverage ratio of fixed charges	$—	$—	$—	$2,089	$—

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.